
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>MAIL STOP 3010</u>

October 5, 2009

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re:** **Hartman Short Term Income Properties XX, Inc.**
> **Amendments No. 6 to Form S-11**
> **File No. 333-154750**
> **Filed September 14, 2009**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Compensation to Our Advisor and Its Affiliates, page 15</u>

1.   We note that Section 10.4 of your Articles of Incorporation establishes your debt limitation at 75% of your properties' aggregate value. As such, please revise the compensation table to reflect fees assuming the maximum amount of leverage permitted under your articles.

<u>Management Compensation, page 70</u>

2.   Refer to footnote (5) on page 75. The disclosure states that the maximum amount of your indebtedness shall not exceed 50% of your "net assets." Please reconcile this statement with Article 10(e) of your Articles of Incorporation, which states

that your maximum indebtedness may not exceed 75% of the aggregate value of your properties.

Prior Performance Summary

Private Programs, page 134

3.   For each of the prior private programs, we note that the aggregate amount raised from investors was less than the total purchase price of properties. We also note that the properties were purchased "for cash." Please revise to briefly describe the additional sources of cash for the acquisitions by your sponsor's prior programs.

Hartman Short Term Income Properties XIX, Inc., page 137

4.   We note the disclosure here of assets acquired by the noted program. Please tell us why you have not disclosed these acquisitions in Table VI. Further, please revise the narrative disclosure to identify the method of financing for the acquisitions listed here. Refer to Item 8.A.4 of Industry Guide 5.

Prior Performance Tables

5.   We note that you have removed the introduction to this section. Please refer to the Instructions to Appendix II of Industry Guide 5 and revise to provide the introduction.

Table II, page A-2

6.   The reference in the introductory paragraph to Hartman Income REIT appears to be an error. Further, the purpose of this table as disclosed in the introduction does not match the actual disclosure in this table. Please revise to clarify.

Exhibit 23.2

7.   We note your response to prior comment 7. Please amend your filing to include a currently dated and signed consent from your accountants, GBH CPAs, PC, for the inclusion of their audit report and reference to their authority as experts, as such consent has not been provided.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Schaff, Esq. (via fax)